中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Class Meeting for Holders of H Shares ("Class Meeting")

I/We[2], ______________________ holder of share account number ______________________,

residing at ______________________,

being the registered holder of[3] ______________ ordinary shares of China Southern Airlines Company Limited (the "Company"),

HEREBY APPOINT[4] the Chairman of the Class Meeting or Mr./Ms. ______________________,

residing at ______________________,

as my/our proxy/proxies to attend on my/our behalf the Class Meeting to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC, on Thursday, 26 February 2009 and to act and vote on my/our behalf at the Class Meeting in respect of the resolution listed below, in accordance with my/our instructions below[5].

	Special Resolutions		For[5]	Against[5]	Abstention[5]
1.	To consider the satisfaction of the conditions of the non-public issue of A Shares and the non-public issue of H Shares by China Southern Airlines Company Limited				
2.	To consider each of the following items under the proposal of the non-public issue of A Shares and the non-public issue of H Shares of China Southern Airlines Company Limited				
	2.1	the types of shares to be issued and the par value			
	2.2	the issue mechanism and subscription method			
	2.3	the targeted subscribers and their relationship with the Company			
	2.4	the price determination date			
	2.5	the issue price			
	2.6	the number of shares to be issued			
	2.7	the adjustment to the number of shares issue and the issue price			
	2.8	the restriction of selling of securities			
	2.9	the place of listing			
	2.10	the use of proceeds			
	2.11	the arrangement for the distribution of profits accumulated before the non-public issue of shares			
	2.12	the "Proposal for Non-Public Issue of A Shares by China Southern Airlines Company Limited"			
	2.13	the validity period of this resolution			
3.	To consider the A Shares Subscription Agreement and the H Shares Subscription Agreement				
4.	To consider the proposed consequential amendments to the Articles of Association as a result of the non-public issue of A Shares and the non-public issue of H Shares				

Signature[6]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the Class Meeting will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "√" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "√" in the box marked "AGAINST" or if you wish to abstain from voting for any of the resolutions, please put a "√" in the box marked "ABSTENTION". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorized in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the Class Meeting.

8. A proxy, on behalf of the Shareholder, attending Class Meeting shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the Class Meeting by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Class Meeting or any adjourned Class Meeting should you so wish.